Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Earnings:
Pre-tax earnings	$184,606	$192,037	$363,036	$396,332

Fixed charges	32,767	33,702	66,372	67,484

Earnings before fixed charges	$217,373	$225,739	$429,408	$463,816

Fixed charges:
Interest expense*	14,691	16,423	30,737	33,563

Amortization of bond issue costs	127	118	253	235

Interest credited for deposit products	17,522	16,717	34,498	32,799

Estimated interest factor of rental expense	427	444	884	887

Total fixed charges	$32,767	$33,702	$66,372	$67,484

Ratio of earnings to fixed charges	6.6	6.7	6.5	6.9

Rental expense	$1,295	$1,344	$2,678	$2,688

Estimated interest factor of rental expense (33%)	$427	$444	$884	$887

*	There was no interest capitalized in any period indicated.